Exhibit 3

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of July 21, 2015 (the “Agreement”), by and between CNshangquan Limited (“CNshangquan”), and Leading Capital Co. Ltd. (“Leading Capital”).  Each of CNshangquan and Leading Capital is referred to herein as a “Party”, and collectively, the “Parties”.  Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to Mecox Lane Limited, a company incorporated under the laws of the Cayman Islands and listed on the NASDAQ Global Select Market (the “Target”), pursuant to which the Target would be delisted from NASDAQ Global Select Market and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a direct, wholly owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Target, with the Target being the surviving company and becoming a direct, wholly owned subsidiary of Holdco (the “Surviving Company”);

WHEREAS, on the date hereof, the Parties will submit a joint, non-binding proposal, a copy of which is attached hereto as Schedule A (the “Proposal”), to the board of directors of Target (the “Target Board”) in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Target, including if necessary, conducting due diligence of the Target and its business, (b) discussions regarding the Proposal with the Target, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Parties expect that the Target will be represented by a special committee of independent and disinterested directors of the Target Board (the “Special Committee”), including an agreement and plan of merger among Holdco, Merger Sub and the Target in form and substance to be agreed by the Parties (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Target.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.                                      Proposal; Debt Financing; Holdco Ownership

1.1          Participation in Transaction.  The Parties agree to participate in the Transaction on the terms set forth in this Agreement.

1.2          Proposal.  On the date hereof, the Parties shall submit the Proposal to the Target Board.  Thereafter, the Parties shall collectively: (a) if necessary, undertake further due diligence with respect to the Target and its business; (b) engage in discussions with the Target regarding the Proposal; and (c) negotiate in good faith the terms of definitive documentation in respect of the Transaction, including without limitation the Merger Agreement and the terms of agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties.  The Parties further agree to negotiate in good faith to reach agreement on a shareholders agreement that would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and contain provisions customary for transactions of this type.

1.3          Holdco Ownership.

(a)           Prior to the execution of the Merger Agreement, the Parties shall (a) incorporate Holdco and shall cause Holdco to incorporate Merger Sub, and (b) agree to in good faith the memorandum and articles of association of Holdco and Merger Sub and the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b)           Each Party’s ownership percentage in Holdco shall be based on the amount of cash paid, and the agreed-upon value of any other consideration contributed, by such Party to Holdco relative to the aggregate amount of cash paid, and the aggregate agreed-upon value of any other consideration contributed, by the Parties to Holdco in connection with the Transaction.  Specifically, CNshangquan agrees to contribute to Holdco at the Closing, in exchange for newly issued equity interests in Holdco, all of the Target Ordinary Shares then held thereby based on the same per share consideration as provided in the Merger Agreement, except as may otherwise be agreed by the Parties.  If so agreed, Target Ordinary Shares not contributed by CNshangquan to Holdco at the Closing pursuant to the preceding sentence shall be paid the per share consideration provided for in the Merger Agreement and cancelled at the Closing.  For the avoidance of doubt, the Parties agree that the obligation of the Parties to purchase and pay for any Holdco shares shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Merger Sub to be set forth in the Merger Agreement.

2.                                      Participation in Transaction; Advisors; Approvals

2.1          Information Sharing and Roles.  Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) participating in meetings and negotiations with the Special Committee and its advisors, (c) executing and complying with any confidentiality agreements reasonably required by the Target, (d) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (e) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the definitive documentation, (f) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, and (g) consulting with the other Party and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Target, any issuance of which shall be subject to Section 6.1.  Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act).  Notwithstanding the foregoing, no Party is required to make available to the other Party any of their internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

2.2          Appointment of Advisors.

(a)           The Parties shall agree to the scope and engagement terms of all joint Advisors to Holdco and/or the Parties in connection with the Transaction.  Gibson Dunn & Crutcher LLP has been jointly selected by the Parties to represent the consortium in connection with the Transaction as international counsel.

(b)           If a Party requires separate representation in connection with specific issues arising out of the Proposal or the Transaction, such Party may retain other Advisors to advise it.  Each Party that engages separate Advisors shall (i) provide prior notice to the other Party of such engagement, and (ii) be solely responsible for the fees and expenses of such separate Advisors.

2.3          Approvals.  Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

3.                                      Transaction Costs

3.1          Expenses and Fee Sharing.

(a)           Upon consummation of the Transaction, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than fees and costs of any separate Advisors who were retained by the Parties in accordance with Section 2.2(b) unless and only to the extent such appointment and expenses are agreed to in advance by the Parties).

(b)           If the Transaction is not consummated (and Section 3.1(c) below does not apply), the Parties shall pay (allocated as may be agreed among the Parties) the out-of-pocket costs and expenses payable by them in connection with the Transaction incurred prior to the termination of the Transaction, including any fees and expenses payable to Advisors retained by the Parties (other than fees and costs of any separate Advisors who were retained by the Parties in accordance with Section 2.2(b) unless and only to the extent such appointment and expenses are agreed to in advance by the Parties).

(c)           If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Parties, then such breaching Parties shall reimburse any non-breaching Party for all out-of-pocket costs and expenses, including any fees and expenses of Advisors retained by the Parties (including the fees and costs of any separate Advisors who were retained by the Parties in accordance with Section 2.2(b)), incurred by such non-breaching Party in connection with the Transaction, without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d)           The Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Holdco or Merger Sub by the Target pursuant to the Merger Agreement, to be allocated as may be agreed among the Parties, net of the costs and expenses incurred in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than fees and costs of any separate Advisors who were retained by the Parties in accordance with Section 2.2(b) unless and only to the extent such appointment and expenses are agreed to in advance by the Parties).

4.                                      Exclusivity

4.1          Exclusivity Period.  During the period beginning on the date hereof and ending on the earlier of (i) the 12-month anniversary of the date hereof and (ii) the termination of this Agreement pursuant to Section 5.1 (the “Exclusivity Period”), each Party shall:

(a)           work exclusively with the other Party to implement the Transaction, including to (i) evaluate the Target and its business, (ii) prepare, negotiate and finalize the definitive documentation in connection with the Transaction, and (iii) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Securities against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b)           not, directly or indirectly, either alone or with or through any Representatives authorized to act on such Party’s behalf (i) make a Competing Proposal, or solicit, encourage, facilitate or join with any other person in the making of, any Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) acquire or dispose of any Securities, and in the case of CNshangquan, directly or indirectly (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of its Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the definitive documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vi) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement, or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Sections 4.1(b)(i) to 4.1(b)(vi);

(c)           immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal; and

(d)           promptly notify the other Party if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Party with copies of any written communication.

5.                                      Termination

5.1          Failure to Agree.  Subject to Section 5.2,

(a)           if the Parties are unable to agree either as between themselves or with the Special Committee regarding the material terms of the Transaction, within 180 days following the date hereof, any Party may cease its participation in the Transaction by delivery of a written notice to the other Party and this Agreement shall terminate with respect to such Party;

(b)           if a Party materially breaches the terms of this Agreement and to the extent such breach is remediable, fails to remedy such breach within 20 days following the written request by the non-breaching Party, such non-breaching Party may cease its participation in the Transaction by delivery of a written notice to the other Party and this Agreement shall terminate with respect to such non-breaching Party; or

(c)           this Agreement shall terminate with respect to all Parties upon the earliest to occur of (i) a written agreement between the Parties to terminate this Agreement, and (ii) the Closing.

5.2          Effect of Termination.  Upon termination of this Agreement with respect to a Party pursuant to Section 5.1, Article 3 (Transaction Costs), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind such Party.

6.                                      Announcements and Confidentiality

6.1          Announcements.  No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Party and the other Party have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.  Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

6.2          Confidentiality.

(a)           Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Party, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”).  Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)           Subject to Section 6.2(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within clause (a) of the definition of Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information (other than any electronic data stored on the back-up tapes of the Recipient’s hardware) at the option of the Recipient.

(c)           Each Party acknowledges that, in relation to Confidential Information received from the other Party, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Section 5.1, unless otherwise agreed in writing.

6.3          Permitted Disclosures.  A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement, but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Party and the other Party have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

7.                                      Notices

7.1          Any notice, request, instruction or other document to be provided hereunder by any Party to the other Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the address provided under such other Party’s signature page hereto, or to such other address or facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Party.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

8.                                      Representations and Warranties

8.1          Representations and Warranties.  Each Party hereby represents and warrants, on behalf of such Party only, to the other Party that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information)  of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2          Target Ordinary Shares.  As of the date of this Agreement, CNshangquan holds of record 290,564,842 Target Ordinary Shares, free and clear of any encumbrances or restrictions, except for those as required by applicable laws or set forth under the constitutional documents of the Target.

8.3          Reliance.  Each Party acknowledges that the other Party has entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 8.1 and 8.2 and has been induced by them to enter into this Agreement.

9.                                      Miscellaneous

9.1          Entire Agreement.  This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements between them relating to its subject matter.

9.2          Further Assurances.  Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3          Severability.  If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible.  In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4          Amendments; Waivers.  Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties.  No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought.  No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5          Assignment; No Third Party Beneficiaries.  Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Party; provided, however, Leading Capital may assign its rights and obligations under this Agreement, in whole or in part, to any of its affiliated investment funds or investment vehicles.  This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties.  Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6          No Partnership or Agency.  The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

9.7          Counterparts.  This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

9.8          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, the United States of America, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York, the United States of America.

9.9          Hong Kong Arbitration.

(a)           Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either Party to the dispute with notice (the “Arbitration Notice”) to the other.

(b)           The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be three arbitrators, who shall be qualified to practice law in the State of New York, the United States of America.  Each party in the Dispute shall appoint one arbitrator, and the HKIAC Council shall select the third arbitrator.

(c)           The arbitral proceedings shall be conducted in English.  To the extent that the HKIAC Rules are in conflict with the provisions of this Section, including the provisions concerning the appointment of the arbitrators, the provisions of this Section shall prevail.

(d)           Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(e)           The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f)            The arbitral tribunal shall decide any Dispute submitted by the Parties to the arbitration strictly in accordance with the substantive Laws of the State of New York, the United States of America (without regard to principles of conflict of Laws thereunder) and shall not apply any other substantive Law.

(g)           Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h)           During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

9.10        Specific Performance.  Each Party acknowledges and agrees that the other Party would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement.  Accordingly, each Party shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

10.                               Definitions and Interpretations

10.1        Definitions.  In this Agreement, unless the context requires otherwise:

“Advisors” means the advisors and/or consultants of Holdco, Merger Sub, and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York, for the transaction of normal banking business.

“Competing Proposal” means a proposal, offer or invitation to the Target, any Party or any of their respective Affiliates (other than the Proposal), that involves the direct or indirect acquisition of 10% or more of the total outstanding Target Ordinary Shares, a sale of all or any significant amount of the assets of the Target, a restructuring or recapitalization of the Target, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from the other Party in connection with this Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including the Merger Agreement.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Representative” of a Party means such Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, but not limited to legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing.  The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares in the Target.

“Target Ordinary Shares” means the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Target.

10.2        Headings.  Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Below Intentionally Left in Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

CNshangquan Limited

By:	/s/ Wei Zhu
Name: Wei Zhu
Title: Authorized Signatory

Address:

Unit 8, 3/F.,
Qwomar Trading Complex
Blackburne Road, Port Purcell,
Road Town, Tortola
BVI, VG1110

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Leading Capital Co. Ltd.

By:	/s/ Chaoyang Wu
Name: Chaoyang Wu
Title: Authorized Signatory

Address:

WanDu Center 910-913,
No. 8 XingYi Road,
ChangNing District, Shanghai 200036